Exhibit 99.1

LJ INTERNATIONAL INC. ANNOUNCES THIRD QUARTER AND FIRST NINE MONTHS 2011

UNAUDITED FINANCIAL RESULTS

Operating revenue increased by 35% year-over-year

Gross profit increased by 64% year-over-year

HONG KONG — November 15, 2011 — LJ International Inc. (NASDAQ: JADE, “the Company”, or LJI”), a leading colored gemstone and diamond jeweler with retail and wholesale businesses, today announced its unaudited financial results for the third quarter and the first nine months ended September 30, 2011.

Key Financial Highlights:

US$ million except EPS	3Q 2011		Y-Y Change	9M 2011	Y-Y Change
Operating Revenue		48.26	+35%	133.22	+39%
Gross Profit		24.21	+64%	64.67	+64%
Operating Income		2.70	-28%	10.41	+20%
Net Income		1.99	-59%	9.36	+4%
EPS – Basic[1]	-$	0.02	n/a	$0.14	-60%
EPS – Diluted	-$	0.02	n/a	$0.14	-50%

Third Quarter 2011:

•	Retail revenue was US$32.65 million, up 55% year-over-year.

•	ENZO added 28 new stores, expanding the retail network to 182 stores at the end of September 2011.

•	Among the new stores, 10 and 11 are in tier one and tier two cities, respectively, and 7 are in tier three cities.

•	Comparable store sales increased by 46% year-over-year.

•	Wholesale revenue was US$15.61 million, up 7% year-over-year.

•	Sales from the US, and Asia and other markets increased 14% and 37%, respectively, representing 67% and 7% of wholesale revenue, respectively, while sales from Europe decreased by 13%.

First Nine Months 2011:

•	Retail revenue was US$88.85 million, up 64% year-over-year.

•

ENZO added 49 retail stores, growing the network to 182 stores from 133 at the end of 2010. Among the new stores, 16 and 19 are in tier one and tier two cities, respectively, and 14 are in tier three cities.

•	Comparable store sales increased 24%, 61% and 46% year-over-year in the first, second and third quarter, respectively.

•	Wholesale revenue was US$44.37 million up 7% year-over-year.

[1]

Basic and diluted earnings per share for the third quarter and the first nine months ended September 30, 2011 have reflected the effect of charges to the holders of convertible preferred shares issued by LJI subsidiary, ENZO Jewelry Inc to institutional investors during second quarter of 2011. This is a non-cash item. From the operating income perspective, non-GAAP operating income per share on a diluted basis (calculated by total operating income divided by weighted average number of shares used in calculating diluted earnings per share) for the third quarter and the nine month period ended September 30, 2011 are US$0.09 and US$0.33 respectively.

•	Sales from the US, and Asia and other markets up 12% and 51%, representing 70% and 7 % of wholesale revenue, respectively; sales from Europe down by 11%.

Post September 30, 2011

Continued Momentum in Retail Network Expansion and Robust Golden Week Sales Growth

•	The Company continued to grow its retail network. As of November 7th, 2011, ENZO has a network of 187 stores, an addition of five compared to 182 at the end of September.

•	During the week-long National Day Holiday in October, ENZO saw a 91% year-over-year revenue growth. South, East and North China regions recorded impressive sales performance.

Yu-Chuan Yih, Chairman and Chief Executive Officer of LJ International, commented, “We are pleased to report strong performance for the third quarter 2011, with operating revenue exceeding top line guidance, driven by robust retail revenue growth and solid wholesale revenue growth. The healthy business growth was driven by our effective strategy, which allowed us to fully leverage on market opportunities in China through accelerated expansion in retail business; and to deepen partnership with global premium clientele in five platforms for wholesale business.”

“Accelerating expansion of retail business remains a strategic priority of the Company to capitalize on the immense opportunities in the China market and to leverage on our early mover advantage to expand our share when market concentration is still low. While there are perceived uncertainties in China’s economic growth and concerns about a more lukewarm luxury market in a slower economy, it is encouraging to see the continued strong performance of ENZO thus far and the robust growth momentum in the Golden Week, which is an endorsement of the solid execution of our network mapping, marketing and branding strategy.”

“Looking ahead, we are on track to have about 200 retail stores at the end of the year, which represents 67 new openings in the year. In addition to growing the network, strengthening the sales force would be a priority, which will optimize the benefits from the brand’s position and expanded network. Wholesale growth is expected to continue to deliver steady growth amidst uncertain global economy, backed up by our quality jewelry and strong partnership with global clients which are leaders in their respective platforms. Our diversified client portfolio also allows us to ride on growth in different platforms.”

“With our proven growth strategy, we are confident to continue to deliver strong performance while maintaining a sharp focus on sustainability and profitability so as to enhance shareholder value in the long term.”

Ringo Ng, Chief Financial Officer of LJ International said, “The significant expansion in gross profit and margin, driven primarily by retail business, reflected a more favorable product mix and a result of our successful merchandize strategy. During the quarter, we saw a higher than anticipated operating expenses as a total of nine ENZO stores were opened ahead of schedule to better capture market opportunities, in addition to ongoing investment in expanding the network and in enhancing operational and financial infrastructure. These led to operating income and hence net income for the quarter lower than what we had anticipated.”

“As we are still in expansion mode, we will continue to invest in marketing communications to support ENZO’s expanded network and market positioning while committing resources to enhance operational and financial infrastructure. We expect operating margin to improve after the ramp-up period of new stores and infrastructure. Meanwhile, we will continue to adopt vigorous criteria in location selection to ensure that new stores can attract good traffic and bring anticipated return to investment.”

Third Quarter and First Nine Months 2011 Unaudited Financial Results2

Sustained Strong Operating Revenue Growth Driven by Robust Growth in Retail Business

Operating revenue in the third quarter 2011 increased 35% year-over-year to US$48.26 million from US$35.67 million. Operating revenue in the first nine months 2011 increased 39% year-over-year to US$133.22 million from US$95.50 million. The increase was primarily driven by the strong growth of retail business.

Retail revenue in the third quarter 2011 saw a year-over-year increase of 55% to US$32.65 million from US$21.07 million, representing 68% of operating revenue. Retail revenue in the first nine months rose 64% to US$88.85 million from US$54.15 million, representing 67% of operating revenue. The increase in retail revenue was a result of a combination of factors including addition of new stores, increase in comparable store sales which was driven by volume growth and a more favorable sales mix and hence improvement in average selling price (ASP).

Wholesale revenue in the third quarter 2011 was US$15.61 million, up 7% year-over-year from US$14.60 million, accounting for 32% of operating revenue. Wholesale revenue in the first nine months was US$44.37 million, up 7% year-over-year from US$41.35 million, accounting for 33% of operating revenue. The increase was primarily a result of sustained growth of orders from our global clientele which continued to see solid growth.

Continued Gross Margin Expansion Driven by Higher Retail Gross Margin

Gross profit in the third quarter 2011 increased 64% year-over-year to US$24.21 million. Gross profit in the first nine months 2011 increased 64% year-over-year to US$64.67 million. Gross profit margin in the third quarter 2011 was 50%, an expansion of 9 percentage points from 41% in the third quarter 2010. Gross profit margin in the first nine months 2011 was 49%, an expansion of 8 percentage points from 41% in the first nine months 2010. The increase in gross profit and gross profit margin was primarily driven by rising gross profit and margin of retail business.

Retail gross profit in the third quarter 2011 was up 82% year-over-year to US$20.52 million. Retail gross profit in the first nine months 2011 increased 85% year-over-year to US$55.88 million. Retail gross profit margin in the third quarter 2011 was 63%, a year-over-year expansion of 9 percentage points. Retail gross profit margin in the first nine months 2011 was 63%, a year-over-year increase of 7 percentage points. The increase in retail gross profit margin was primarily due to a more favourable sales mix.

Wholesale gross profit in the third quarter 2011 was US$3.69 million, a year-over-year increase of 6%. Wholesale gross profit in the first nine months 2011 was US$8.80 million, down 5% year-over-year. Wholesale

[2]	Certain items were reclassified as sales, general and administrative expenses from cost of goods sold in 2010 and 2011.

gross profit margin in the third quarter 2011 was 24%, same at the level in the third quarter 2010. Wholesale gross profit margin in the first nine months 2011 were 20%, compared to 23% in the same period in 2010. Nine months wholesale gross profit and gross profit margin were impacted by a decline in the second quarter.

Increased Investment in Marketing to Support Retail Expansion

Sales, general and administrative expenses excluding rental expenses (SG&A) in the third quarter 2011 increased 107% year-over-year to US$13.64 million from US$6.59 million. As a percentage of operating revenue, SG&A expenses were 28%, compared to 18% in the third quarter 2010. SG&A expenses in the first nine months 2011 increased 76% year-over-year to US$32.75 million from US$18.59 million. As a percentage of operating revenue, SG&A were 25%, compared to 19% in the first nine months 2010.

The increase in SG&A expenses during the quarter was in part due to an increase in investment in marketing campaign and marketing team and in part due to an increase in professional fees to enhance the operational and financial infrastructure.

Rental expenses in the third quarter 2011 increased 88% year-over-year to US$6.62 million. As a percentage of operating revenue, rental expenses were 14%, compared to 10% in the third quarter 2010. Rental expenses in the first nine months 2011 increased 85% year-over-year to US$18.38 million. As a percentage of operating revenue, rental expenses were 14%, compared to 10% in the same period last year. The increase was primarily because rental costs are mostly sales-linked and trended up as retail revenue saw a significant increase, and in part due to an increase in the number of retail stores.

Depreciation in the third quarter 2011 was US$1.17 million, up 58% year-over-year. Depreciation in the first nine months 2011 was US$3.01 million, up 77% year-over-year. The higher depreciation is mainly a result of the fact that our rental leases are of short-term nature.

Operating expenses, including SG&A expenses, rental, net gain (loss) on derivatives and depreciation, increased 95% year-over-year to US$21.51 million in the third quarter 2011. As a percentage of operating revenue, operating expenses were 45%, compared to 31% in the third quarter 2010. Operating expenses in the first nine months 2011 increased 76% year-over-year to US$54.26 million. As a percentage of operating revenue, operating expenses were 41%, compared to 32% in the first nine months 2010. The increase was mainly due to continued investment in various initiatives to support business development and infrastructure enhancement for long-term growth.

Year-to-date Operating Margin Maintained with Operating Income Continued to Increase

Operating income in the third quarter 2011 decreased by 28% year-over-year to US$2.70 million. Operating income in the first nine months 2011 increased 20% year-over-year to US$10.41 million. Operating margin in the third quarter 2011 was 6%, compared to 10% in the same period 2010. Operating margin in the first nine months 2011 was 8%, compared to 9% in the same period 2010.

Operating income from retail business in the third quarter 2011 was US$3.66 million, up 19% year-over-year. Retail operating margin was 11%, compared to 15% in the third quarter 2010. Operating income from retail business in the first nine months 2011 was US$11.83 million, up 61% year-over-year. Retail operating margin was 13% in the first nine months 2011, compared to 14% in the same period 2010.

Operating loss from wholesale business in the third quarter 2011 was US$0.72 million, compared to an operating income of US$1.02 million in the third quarter 2010. Operating loss from wholesale business in the first nine months 2011 was US$0.43 million, compared to an operating income of US$2.43 million in same period 2010.

Other revenue and expense in the third quarter 2011 amounted to US$0.49 million, compared to US$1.56 million in the third quarter 2010. Other revenue and expense in the first nine months 2011 was US$1.54 million, compared to US$1.41 million in the same period 2010. The decrease was primarily due to a lack of disposal gain during the quarter, while the Company recorded a one-time gain on sales of investment property in the third quarter 2010.

Income tax expenses in the third quarter 2011 were US$1.20 million, compared to US$0.45 million in the third quarter 2010. Income tax expenses in the first nine months 2011 were US$2.60 million, compared to US$1.11 million in the first nine months 2010.

Higher Nine Months Net Income while Supporting Investment in Accelerating Expansion of Retail Business

Net income in the third quarter 2011 was US$1.99 million, a 59% year-over-year decrease. After adjusting for charges to convertible preferred shareholders of ENZO, basic and diluted loss per share amounted to US$0.02 in the third quarter of 2011, compared to basic and diluted earnings per share of US$0.20 and US$0.19, respectively, in the third quarter 2010. Net income in the first nine months 2011 was US$9.35 million, a 4% year-over-year increase. After adjusting for charges to convertible preferred shareholders of ENZO, basic and diluted earnings per share were US$0.14 for the nine months ended September 2011, compared to US$0.37 and US$0.35, respectively, in the same period 2010.

Basic and diluted earnings per share for the third quarter and the first nine months have reflected the effect of charges to the holders of convertible preferred shares issued by ENZO Jewelry Inc to institutional investors during second quarter of 2011. This is a non-cash item. From the operating income perspective, non-GAAP operating income per share on a diluted basis (calculated by total operating income divided by weighted average number of shares used in calculating diluted earnings per share) for the third quarter and the nine month period ended September 30, 2011 are US$0.09 and US$0.33 respectively.

Balance Sheet Remains Sound with Inventory Increased to Support Accelerated Retail Network Expansion

Cash, and bank balance and restricted cash totaled US$14.26 million on September 30, 2011, compared to US$24.06 million on December 31, 2010. The decrease was due to investment to support continued expansion of retail business.

Trade receivables were US$34.39 million on September 30, 2011, compared to US$25.89 million on December 31, 2010. The increase was a result of higher revenue in retail and wholesale businesses.

Inventories increased to US$175.26 million on September 30, 2011, from US$107.67 million on December 31, 2010. The inventory was increased to support the continued expansion of ENZO’s retail network.

Working capital (current assets minus current liabilities) amounted to US$141.15 million on September 30, 2011, compared to US$100.58 million on December 31, 2010.

Business Updates:

Retail/ENZO : Expansion on Track

•

The company operated 182 ENZO stores at the end of September 2011, up from 154 at the end of June, 2011, a net increase of 28 stores or 18%. The Company plans to bring the total number of stores to about 200 by the end of 2011.

•

In line with the strategy to target the growing middle class in China, more ENZO stores are located in the major cities in China, with 32% and 40% of total are located in the first and second tier cities, respectively, at the end of September, with 28% in third tier cities.

•	Comparable store sales grew 46%, which reflected growth in volume and a higher average selling price as a result of a more favourable product mix.

•	ENZO was voted as one of the top five most desired foreign jewelry brands in China, according to the national survey conducted by CBN Weekly, a leading national weekly.

Wholesale : Sustainable Solid Growth

•	Our global and extensive customer base remained stable and the Company remained a key partner of our customers due to the high quality of our products and service as well as long-term relationship.

•

Our clients include leaders in five major platforms, namely fine jewelers, national jewelry chain, department stores, TV and online shopping, and discount chain stores, which allows us to ride on growth in different platforms amidst changing shopping habits of consumers.

•	The company will continue to strengthen collaboration with core customers to better align product strategy and design to meet changing demand.

Outlook:

Strong Growth Momentum Continues for Fourth Quarter 2011, Driven by About 40% Growth in Retail Revenue

Management estimates that revenue for the fourth quarter 2011 will range between US$52.0 million and US$55.0 million, representing a year-over-year increase of 15% to 22%. Retail revenue is expected to be in the range of US$32.0 million to US$34.0 million, a 29% to 38% year-over-year growth. Wholesale revenue is expected to be in the range of US$20.0 million to US$21.0 million, representing flat to 3% year-over-year increase. For full year 2011, management estimates operating revenue will range between US$185 million and US$188 million, representing a year-over-year increase of 32% to 34%.

Operating income for the fourth quarter 2011 is expected to be US$4.5 million to US$5.0 million, representing a decrease of 19% to 10% year-over-year, impacted by higher marketing and professional fees. For full year 2011, it is expected to be US$15.0 million to US$15.5 million, representing an increase of 5% to 9% year-over-year.

Net income from operating businesses and excluding non-recurring items and derivative gain from warrants for the fourth quarter 2011 is forecast to be in the range of US$3.1 million to US$3.6 million, a 22% to 10% year-over-year decrease. For full year 2011, it is forecast to be in the range of US$10.3 million to US$10.8 million, a decrease of 2% to an increase of 3% year-over-year.

Conference call

The Company’s senior management will host a conference call on Wednesday, November 16, 2011 at 8:00 a.m. (Eastern)/ 9:00 p.m. (Beijing/Hong Kong) to discuss its quarterly results and recent business activities.

To access the conference call, please dial:

Conference Dial-In (U.S. Toll Free):	1- 877-407-0778
International Dial-In:	1- 201-689-8565

Please dial in at least 10 minutes before the call to ensure timely participation.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at the following:

Webcast:	http://www.investorcalendar.com/IC/CEPage.asp?ID=166344
Available until:	February 16, 2012

Following the earnings conference call, an archive of the call will be available by dialing:

Replay Dial-In (U.S. Toll Free):	1- 877-660-6853
International Dial-In:	1- 201-612-7415
Replay Passcodes (both required):
Account number:	286
Conference ID number:	381982
Available until:	11:59 p.m. on November 30, 2011

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:

LJ International, Inc.

Mr. Ringo Ng

T: 852-2170-0018

E: ir@ljintl.com

– FINANCIAL TABLES TO FOLLOW –

LJ INTERNATIONAL INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
	US$	US$	US$	US$
		(Reclassed)		(Reclassed)
Operating revenue	48,258	35,671	133,217	95,502
Costs of goods sold	(24,048)	(20,904)	(68,545)	(55,958)

Gross profit	24,210	14,767	64,672	39,544

Operating expenses
Selling, general and administrative expenses	(20,288)	(10,191)	(51,252)	(28,844)
Net loss on derivatives	(54)	(95)	(1)	(298)
Depreciation	(1,169)	(741)	(3,010)	(1,699)

Operating income	2,699	3,740	10,409	8,703

Other revenue and expense

Interest income	68	21	309	46
Derivative gain on flip over options & warrants	632	—	1,903	—
Gain on currency translation	341	161	638	161
(Loss) gain on sales of securities	(196)	—	(250)	258
Gain on disposal of property held for lease	—	1,635	—	1,635
Interest expenses	(355)	(262)	(1,056)	(686)

Income before income taxes and noncontrolling interests	3,189	5,295	11,953	10,117
Income taxes expense	(1,196)	(454)	(2,597)	(1,112)

Net Income	1,993	4,841	9,356	9,005
Net (income) attributable to noncontrolling interest	(3)	(5)	(5)	(8)
Deemed dividend	(2,383)	—	(3,892)	—

Net (loss) income attributable to LJ International Inc. common shareholders	(393)	4,836	5,459	8,997

(Loss) Earnings per share:
Basic	(0.02)	0.20	0.14	0.37
Diluted	(0.02)	0.19	0.14	0.35

Weighted average number of shares used in calculating basic earnings per share	30,428,879	24,702,900	30,115,185	24,473,612
Weighted average number of shares used in calculating diluted earnings per share	31,540,217	26,041,824	31,410,776	25,768,758

Certain prior year amounts have been reclassified to conform to current year presentation.

LJ INTERNATIONAL INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	As of September 30, 2011	As of December 31, 2010
	(Unaudited)
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	7,460	13,048
Restricted cash	6,798	11,009
Trade receivables, net of allowance for doubtful accounts (September 30, 2011: US$3; December 31, 2010: US$1,439)	34,394	25,889
Available-for-sale securities	2,019	2,344
Inventories	175,261	107,666
Prepayments and other current assets	6,573	3,635

Total current assets	232,505	163,591

Properties held for lease, net	403	419
Property, plant and equipment, net	16,032	10,115
Deferred tax assets	111	111
Goodwill, net	1,521	1,521

Total assets	250,572	175,757

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank overdrafts	2,778	2,879
Notes payable, current portion	10,881	10,720
Capitalized lease obligation, current portion	32	48
Letters of credit, gold loan and others	19,469	21,539
Derivatives	54	571
Warrants & flip options	2,105	—
Trade payables	46,549	19,172
Accrued expenses and other payables	6,456	5,555
Income taxes payable	2,763	2,255
Deferred taxation	268	268

Total current liabilities	91,355	63,007
Notes payable, non-current portion	1,086	1,621
Capitalized lease obligation, non-current portion	6	30

Total liabilities	92,447	64,658

Mezzanine equity
Redeemable convertible preferred shares, par value US$0.01 each, Authorized 1 million shares;
Issued 359,826 shares as of September 30, 2011	39,494	—

Equity
Common stocks, par value US$0.01 each, Authorized 100 million shares;
Issued 30,506,672 shares as of September 30, 2011 and 29,153,672 shares as of December 31, 2010	305	292
Additional paid-in capital	70,871	69,941
Accumulated other comprehensive income	1,962	837
Retained earnings	45,310	39,851

Total LJ International Inc. shareholders’ equity	118,448	110,921
Noncontrolling interest	183	178

Total equity	118,631	111,099

Total liabilities and equity	250,572	175,757